Exhibit 12

CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Six Months Ended June 30,
	2014 (1)	2013 (1)
Net income	$292	$47
Equity in earnings of unconsolidated affiliates, net of distributions	2	(25)
Income taxes	171	330
Capitalized interest	(6)	(5)
	459	347

Fixed charges, as defined:

Interest	233	252
Capitalized interest	6	5
Interest component of rentals charged to operating expense	2	4
Total fixed charges	241	261

Earnings, as defined	$700	$608

Ratio of earnings to fixed charges	2.90	2.33
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(1)
Excluded from the computation of fixed charges for the six months ended June 30, 2014 and 2013 is interest expense of $3 million and interest income of less than $1 million, respectively, which is included in income tax expense.